[LETTERHEAD OF]
 STOEL RIVES LLP

July 19, 2010

NATHAN W. JONES
Direct (801) 578-6943
nwjones@stoel.com

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:
Jay E. Ingram
Edward M. Kelly

Re:
Huntsman International LLC
Registration Statement on Form S-4
Filed June 18, 2010
File No. 333-167611

Ladies and Gentlemen:

        On behalf of Huntsman International LLC, a Delaware limited liability company (the "Company"), we are submitting this correspondence in response to the comments provided in the letter dated July 12, 2010 (the "Comment Letter") from the U.S. Securities and Exchange Commission (the "SEC") setting forth the comments of the staff of the SEC (the "Staff") with respect to the Registration Statement on Form S-4 referenced above (the "Registration Statement").

        Concurrently with this letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the "Amendment") for filing under the Securities Act of 1933 (the "Securities Act"). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have provided with the express courier copies of this letter, for your convenience, three clean copies of the Amendment and three copies of the Amendment that have been marked to show changes made to the Registration Statement, as well as three copies of the supplemental letter referred to below.

        We have repeated each of the Staff's comments below in the order presented in the Comment Letter, followed by the Company's responses to each comment. References to page numbers in our responses are to page numbers of the marked version of the Amendment. Terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

General

1.
We note that you are making the exchange offer in reliance on our position in no-action letters. Please provide the supplemental letter stating that you are registering the exchange offer in reliance on our position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Response:

        Concurrently with this letter, the Company is transmitting electronically the supplemental letter in which it states that it is relying on the SEC's position enunciated in the above referenced no-action letters. The supplemental letter includes the supplemental representations referred to in Shearman & Sterling (available July 2, 1993) and Morgan Stanley & Co. Incorporated (available June 5, 1991).

2.
Please provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from the disclosure throughout the registration statement that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

Response:

        The Company hereby confirms that the exchange offer will remain open for at least 20 full business days, in accordance with Rule 14e-1(a) under the Exchange Act. In response to the Staff's comment, the Company has revised the disclosure on the cover page of the prospectus as well as on pages 6, 7, 29, 30, 34 and 35 of the Amendment and in Exhibits 99.1, 99.2, 99.3 and 99.4 to set forth an expiration time of 12:01 a.m. The Company anticipates that the expiration date will be on the twenty-first business day following commencement of the exchange offer.

3.
Please provide written confirmation that you will include the expiration date in the final prospectus disseminated to noteholders and filed under the applicable provisions of Rule 424 of Regulation C under the Securities Act.

Response:

        The Company hereby confirms that the expiration date will be included in the final prospectus disseminated to noteholders and filed under the applicable provisions of Rule 424 of Regulation C under the Securities Act.

4.
To the extent applicable, comments on the registration statement are comments on the letter of transmittal to be filed as exhibit 99.1.

Response:

        The Company has prepared the letter of transmittal filed as Exhibit 99.1 to the Amendment with the understanding that the Staff's comments on the Registration Statement also apply, to the extent applicable, to the letter of transmittal.

Prospectus Outside Front Cover Page

5.
Please identify the guarantees on the cover since the registration statement also covers the offer and sale of the related guarantees.

Response:

        In accordance with the Staff's comment, the Company has revised the outside front cover page of the prospectus to clarify that all references to the notes include reference to the related guarantees.

Disclosure Regarding Forward-Looking Statements, page 28

6.
Delete the phrase "within the meaning of the federal securities laws" in the first paragraph because the safe harbor provision for forward looking statements in the Private Securities Litigation Reform Act of 1995 is inapplicable to a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Response:

        The Company has deleted the phrase "within the meaning of the federal securities laws" in accordance with the Staff's comment. Please see page 28 of the Amendment.

7.
We note the disclaimer "but there can be no assurance as to the accuracy and completeness of such information" in the last paragraph. Since you may not disclaim responsibility for information in the registration statement, please delete the disclaimer.

Response:

        The Company has deleted the referenced disclaimer in accordance with the Staff's comment. Please see page 28 of the Amendment.

Terms of the Exchange Offer, page 29

8.
Disclosure indicates that you reserve the right to extend the exchange offer. Disclose that the notice will disclose the number of securities tendered as of the notice's date as required by Rule 14e-1(d) under the Exchange Act.

Response:

        The Company has revised the prospectus to disclose that any notice relating to the extension of the exchange offer will disclose the number of securities tendered as of the date of the notice, as required by Rule 14e-1(d) under the Exchange Act. Please see the disclosure under "The Exchange Offer—Terms of the Exchange Offer" on page 30 of the Amendment and "The Exchange Offer—Conditions to the Exchange Offer" on page 35 of the Amendment.

9.
Disclosure indicates that you reserve the right to delay acceptance of any old notes. Clarify in what circumstances you will delay acceptance and confirm that any delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

        The Company has revised the prospectus to clarify that the Company will only delay accepting old notes or terminate the exchange offer if any of the conditions described in the prospectus under the heading "The Exchange Offer—Conditions to the Exchange Offer" have not been satisfied. Please see the disclosure under "The Exchange Offer—Terms of the Exchange Offer" on page 29 of the Amendment. The Company has also revised the prospectus to confirm that any such delay will be consistent with Rule 14e-1(c) under the Exchange Act. Please see the disclosure under "The Exchange Offer—Terms of the Exchange Offer" on page 30 of the Amendment.

10.
Disclosure indicates that you will give oral or written notice of any extension. Please advise us how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response:

        In order to ensure that any notice of extension, delay, non-acceptance, termination or amendment will be reasonably expected to reach noteholders and, in the case of an extension notice, will satisfy the requirements of Rule 14e-1(d) under the Exchange Act, the Company has revised applicable portions of the prospectus to clarify that any such notice of extension, delay, non-acceptance, termination or amendment must be given in writing or by public announcement. Please see the disclosure under "The Exchange Offer—Terms of the Exchange Offer" on page 29 of the Amendment and "The Exchange Offer—Conditions to the Exchange Offer" on page 35 of the Amendment.

How to Tender Old Notes for Exchange, page 30

11.
Disclosure indicates that you reserve the right to waive any conditions of tender for any particular old note. Revise to indicate that if you waive any condition of the exchange offer, you will waive the condition for all old notes.

Response:

        The Company has revised the prospectus to indicate that, if the Company waives any defect, irregularity or condition of tender as to any particular old note, such waiver shall apply to all old notes tendered in connection with the exchange offer. Please see the disclosure under "The Exchange Offer—How to Tender Old Notes for Exchange" on page 32 of the Amendment and "The Exchange Offer—Conditions to the Exchange Offer" on page 35 of the Amendment.

Legal Matters, page 230

12.
Disclose that counsel will opine on the enforceability of the obligations of Huntsman International and the guarantors under the notes.

Response:

        The Company has revised the prospectus to disclose that counsel will opine on the enforceability of the obligations of Huntsman International LLC and the guarantors under the notes. Please see page 231 of the Amendment.

* * * * *

        If you have any questions regarding the foregoing responses, please contact the undersigned at (801) 578-6943.

Very truly yours,
STOEL RIVES LLP
/s/ Nathan W. Jones
Nathan W. Jones

Enclosures

cc:
James R. Moore
Randy W. Wright
Sean H. Pettey